

Mail Stop 3561

December 3, 2009

Mr. Ken Osaka
President, Chief Executive Officer and Chief Financial Officer
Aspire Japan, Inc.
5757 W. Century Blvd., Suite 700
Los Angeles, Ca 90045

     **RE:**     **Aspire Japan, Inc.**
                    **Form 10-K for Fiscal Year Ended January 31, 2009**
                    **Filed May 19, 2009**
                    **File No. 0-51193**

Dear Mr. Osaka:

       We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  Where indicated, we think you should revise your disclosures in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Note 5. Intellectual Property Rights Sales Agreement, page 16

1. Please expand your disclosures surrounding the cancelled purchase agreement with Eiwa Kokudo Kankyo.  Clearly explain why no liability has been recorded related to this matter.  Also clarify whether the counterparty is pursuing any

remedies associated with the cancellation. Revise Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss the likelihood that you will incur a material liability associated with the cancelled purchase agreement.

## Item 9A(T). Controls and Procedures, page 20

2. Please disclose in a reasonable amount of detail the basis for the identified officers' conclusion that your disclosure controls and procedures are effective in light of the material weakness you identified in your internal control over financial reporting.

## Signatures, page 25

3. Please revise the wording in the second signature block to refer to the requirements of the Securities Exchange Act of 1934 rather than the Securities Act of 1933. Additionally, the second signature block must also be signed by your principal accounting officer or controller. If Mr. Osaka occupies this position as well, please indicate each capacity in which he signs the report. Refer to the Signatures section of Form 10-K and related General Instruction D.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William Thompson
Accounting Branch Chief